Exhibit 99.1

Inspira Technologies Releases Q4 & FY2021 Financial Results

March 31, 2022

RA’ANANA, Israel, Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW),has released its financial results for 2021 by posting an update on its Investor Relations website. Please click here to view the CEO update.

Investor Relations Contact:

Miri Segal, MS-IR LLC

+917-607-8654

msegal@ms-ir.com, info@inspirao2.com

MRK-ARS-023